UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-2299
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Applied Industrial Technologies, Inc.
Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Applied Industrial Technologies, Inc.
One Applied Plaza
Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s) (enclosed)
(a)	Financial Statements
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits
As of December 31, 2008 and 2007
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2008 and 2007
Notes to Financial Statements
Supplemental Schedules
(b)	Exhibit(s)

23	Consent of Independent Registered Public Accounting Firm
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

By:	Applied Industrial Technologies, Inc., as Plan Administrator

By:	/s/ Michael L. Coticchia
Signature

Michael L. Coticchia
Printed Name

Vice President-Chief Administrative Officer and Government Business
Title
Date: June 18, 2009

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
Financial Statements
For the Years Ended December 31, 2008 and 2007
Supplemental Schedules
As of December 31, 2008 and For the Year Ended December 31, 2008
Report of Independent Registered Public Accounting Firm

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants
Applied Industrial Technologies, Inc. Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2008 and 2007 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 and schedule of reportable transactions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Cleveland, Ohio
June 18, 2009

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Investments at fair value:
Applied Industrial Technologies, Inc. Stock Fund	$70,975,097	$112,345,488
Mutual funds	143,439,311	225,175,052
Common/collective trust funds	60,011,448	51,798,054
Loans to participants	9,669,663	9,111,633

Total investments	284,095,519	398,430,227

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	284,095,519	398,430,227

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	4,469,654	(174,618)

NET ASSETS AVAILABLE FOR BENEFITS	$288,565,173	$398,255,609

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
ADDITIONS TO NET ASSETS:
Contributions:
Participants	$11,749,402	$11,439,935
Participants’ rollovers	3,148,962	370,308
Employer	10,531,618	11,193,923

Total contributions	25,429,982	23,004,166

INVESTMENT INCOME (LOSS):
Dividends, interest and other:
Applied Industrial Technologies, Inc. Stock Fund	2,251,826	2,248,669
Mutual funds	5,316,028	13,312,527
Participant loan interest	715,191	703,421
Common/collective trust funds	2,562,883	2,385,415

Total dividends, interest and other	10,845,928	18,650,032
Net (depreciation) appreciation in fair value of investments:
Applied Industrial Technologies, Inc. Stock Fund	(36,958,298)	11,626,039
Mutual funds	(82,079,726)	8,632,069

Total net (depreciation) appreciation in fair value of investments	(119,038,024)	20,258,108

Total investment (loss) income	(108,192,096)	38,908,140

NET CHANGE IN ADDITIONS TO NET ASSETS	(82,762,114)	61,912,306

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	(26,245,330)	(27,585,391)
Administrative expenses	(682,992)	(429,877)

Total deductions	(26,928,322)	(28,015,268)

CHANGE IN NET ASSETS FOR THE YEAR	(109,690,436)	33,897,038

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF THE YEAR	398,255,609	364,358,571

NET ASSETS AVAILABLE FOR BENEFITS, END OF THE YEAR	$288,565,173	$398,255,609

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007
1. DESCRIPTION OF THE PLAN
The following description of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) is provided for general purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.
General – The Plan was established for the purpose of encouraging and assisting domestic employees of Applied Industrial Technologies, Inc. and its subsidiaries (the “Company”) to provide long-term, tax-deferred savings for retirement. The Plan is subject to reporting and disclosure requirements, minimum participation and vesting standards, and fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.
Administration – The Plan is administered by the Company. The Company’s powers and duties relate to making participant and employer contributions to the Plan, establishing investment options, authorizing disbursements from the Plan, and resolving any questions of Plan interpretation.
On June 1, 2006, Wachovia Bank, NA acquired Ameriprise Trust Company (collectively, the “Trustee”). Effective April 1, 2007, Wachovia Bank, NA became the new recordkeeper and trustee for the assets of the Plan. The transfer of the assets from Ameriprise Trust Company to Wachovia Bank, NA took place on April 1, 2007. There was a “blackout period” from March 29, 2007 to April 1, 2007 during which time participants were unable to exercise their rights related to the Plan. The Trustee is responsible for the custody of assets.
Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocated expenses are based on participant contributions, account balances, or can be per capita, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested portion of their account.
Participation and Contributions – All eligible employees may participate in the Plan on the first payroll period following 30 days of employment. Eligible employees may elect to make pretax contributions to the Plan ranging from 1% to 50% of compensation, subject to limitations under the Internal Revenue Code. For those eligible employees who do not make a contribution election, their compensation is automatically reduced by 2% and contributed on their behalf to the Plan until superseded by a subsequent contribution election. The Company may make additional discretionary contributions to the Plan, including, but not limited to, matching contributions equal to a percentage of participant pretax contributions not in excess of 6% of the participant’s compensation, and profit-sharing contributions as determined annually. Prior to July 1, 2007, matching employer contributions were determined based upon the Company’s earnings per share for the immediately preceding calendar year quarter. Effective July 1, 2007, matching employer contributions are determined quarterly based upon the Company’s net income. The Company determines

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007
the net income levels to be used each fiscal year. The previous quarter’s net income will determine the employer matching contribution for the following quarter. The match is typically paid to the plan monthly. Participants must be employed during the last pay period of the month to receive the monthly match. The employer match on participant contributions was $0.75, $0.50, $0.25 and $0.25 for the four quarters of 2008, respectively and $0.50, $0.50, $1.00 and $0.50 for the four quarters of 2007, respectively.

Employer matching contributions consist of cash which is then used by the plan trustee to purchase shares of Applied Industrial Technologies, Inc. common stock on the open market. Prior to March 15, 2007, participants that elected to contribute to the Applied Industrial Technologies, Inc. Stock Fund (which purchases shares of Applied Industrial Technologies Inc. common stock) (the “Company Stock Fund”) received an additional 10% bonus match on the participant’s pretax contributions to the Company Stock Fund not in excess of 6% of the participant’s compensation. The bonus match was made primarily in shares of Applied Industrial Technologies, Inc. common stock. As of March 15, 2007, this bonus match was eliminated.
The Company may also make a profit-sharing contribution to the Plan annually. Participants must be employed on June 30 of such Plan year and have completed at least one year of service, as defined in the Plan agreement, as of June 30 to be eligible to receive an allocation of the profit-sharing contribution. Additionally, the Company may contribute a special profit-sharing contribution to individuals who retire after attaining age 55 and completing 10 years of service, as more fully described in the Plan document. Profit-sharing contributions are allocated to each participant’s profit-sharing contribution account based upon the ratio of each participant’s total compensation to the aggregate compensation of all participants eligible to receive a profit-sharing contribution. Profit-sharing contributions were $7,026,000 and $6,078,000 for the years ended December 31, 2008 and 2007, respectively.
Contributions are excluded from participants’ taxable income until such amounts are received by them as a distribution from the Plan.
The Plan permits catch-up contributions for participants who are age 50 or older and defer the maximum amount allowed under the Plan. Maximum catch-up contribution limits were $5,000 for both 2008 and 2007.
The Plan provides for rollover contributions (amounts previously distributed to participants from certain other tax-qualified plans) and transfer contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.
Investment of Contributions – Participants elect investment of profit-sharing and pretax contributions in 1% increments to any of several investment funds or options. The portion of the Plan that is invested in the Company Stock Fund is intended to be an Employee Stock Ownership Plan (ESOP) under Code Section 4975 (e)(7) and ERISA Section 407 (d)(6). Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment choices in increments of 1% of the total amount to be reallocated. Effective March 15, 2007, regardless of age, a participant is able to transfer any portion (up to 100%) of their matching contribution account from the Company Stock Fund into other investment funds under the Plan. All such elections are filed with the Trustee and become effective daily.
The value of the Company’s common stock and other funds and the interest of individual participants under each investment are calculated daily (daily valuation).

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007
Vesting and Distributions – Each participant is immediately and fully vested in their participant contributions and earnings thereon. Participants vest in matching employer contributions and profit-sharing contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to physical or mental disability (determined by the Company upon the basis of a written certificate of a physician selected by it), or normal retirement as defined in the Plan.
Upon termination of employment, participants may receive lump-sum or installment distributions of their vested account balances as soon as administratively possible. Distributions can be made in the form of company stock, cash, or a combination thereof. The Plan permits hardship withdrawals, if the hardship criteria are met, or in-service distributions at age 59 1/2. Hardship withdrawals and in-service distributions can be taken from participant rollovers, salary deferrals, and catch-up contributions.
Forfeitures of nonvested amounts are used to reduce future matching employer contributions. Total forfeitures were $85,271 in 2008 and $133,787 in 2007.
Loans – Participants may borrow (from their pre-tax contributions, rollover contributions and transferred contributions) a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the aggregate sum of the participants’ accounts. Loan terms range from 1-5 years or up to 10 years if used for the purchase of a primary residence. Loans that originated from merged plans are also reflected in loans to participants in the Plan’s financial statements. These loans are to be repaid to the Plan in accordance with their original terms. Loans are secured by the balance in the participants’ accounts and bear interest at rates prevailing at the time the loans were made. Principal and interest are paid ratably through bi-weekly payroll deductions. Funds cannot be borrowed from the profit-sharing or Company matching contributions.
Plan Termination – The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in their accounts.
Tax Status of the Plan –The Plan obtained its latest determination letter dated July 12, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The amended Plan is dated August 26, 2008 which amends the Plan effective August 1, 2008. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Reclassification – Certain 2007 amounts have been reclassified to conform to the 2008 presentation.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of the significant accounting policies followed in the preparation of the Plan’s financial statements.
Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting. Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, requires the Statement of Net Assets Available for Benefits to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statement of Changes in Net Assets Available for Benefits.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Investments – Investments are accounted for at cost on the trade date and are reported in the statement of net assets available for benefits at fair value, except for the investment in a stable value fund, which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the Riversource Fund, which is a common collective trust, is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Mutual funds are stated at values using year-end closing prices for each of the funds or quoted market prices. Participant loans are valued at the amortized cost, which approximates fair value. See Note 4, “Fair Value Measurements” for additional disclosures relative to the fair value of the investments held in the Plan.
Risks and Uncertainties – In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the financial statements.
Benefit Payments – Distributions to participants are recorded by the Plan when payments are made.
Administrative Expenses – Administrative expenses of the Plan are paid by the Plan or the Company, as determined by the Company.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007
3. INVESTMENTS
The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.
Plan investments exceeding 5% of net assets available for benefits as of December 31, 2008 and 2007 were as follows:

Description of Investment	2008		2007

At fair value:

Applied Industrial Technologies, Inc. Stock (non-participant directed)	$69,812,038		$109,754,249

American Fundamental Investors Fund	28,125,220		49,654,808

American EuroPacific Growth Fund	23,243,380		42,997,859

T. Rowe Price Mid-Cap Growth Fund	12,930,035	*	23,346,174

PIMCO Total Return Fund	23,976,753		19,259,363	*

At contract value:

Riversource Trust Income Fund II	64,481,102		51,623,436

*	amount is less than 5% but is included for comparative purposes
4. FAIR VALUE MEASUREMENTS
As of January 1, 2008, the Plan adopted the required provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). This statement clarifies the definition of fair value, establishes a framework for measuring fair value in generally accepted accounting principles in the United States, and expands disclosures about fair value measurements. This statement defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 classifies the inputs to measure fair value into three tiers. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability. The adoption of SFAS 157 did not have a material effect on the Plan’s financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007
Financial assets and liabilities measured at fair value on a recurring basis are as follows:

		Fair Value Measurements at December 31, 2008
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Balance	Instruments	Inputs	Inputs
	December 31,
	2008	Level 1	Level 2	Level 3
Assets:
Applied Industrial Technologies, Inc. Stock Fund	$70,975,097	$70,975,097
Mutual funds	143,439,311	143,439,311
Common/Collective trust funds	60,011,448		$60,011,448
Loans to participants	9,669,663			$9,669,663

Total	$284,095,519	$214,414,408	$60,011,448	$9,669,663

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2008:

Beginning Balance, January 1, 2008	$9,111,633
Purchases, sales, issuances and settlements (net)	558,030

Ending Balance, December 31, 2008	$9,669,663

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007
5. NONPARTICIPANT-DIRECTED INVESTMENTS
The Plan’s only nonparticipant-directed transactions are contained within the Company Stock Fund, which includes both participant and nonparticipant-directed transactions. Information about the net assets and significant components of the changes in net assets relating to the Company Stock Fund are as follows:

	2008	2007
Net Assets:
Applied Industrial Technologies, Inc. Stock	$69,812,038	$109,754,249
Evergreen Inst Money Market Fund CL I	1,163,059	2,591,239

Total Net Assets	$70,975,097	$112,345,488

Change in Net Assets:
Contributions	$5,469,621	$6,769,966
Dividends	2,188,988	2,152,043
Interest	62,838	96,626
Net (depreciation) appreciation in fair value	(36,958,298)	11,626,039
Benefits paid to participants	(4,877,151)	(6,009,211)
Transfers to participant-directed investments, net	(7,210,433)	(17,791,344)
Administrative expense	(45,956)	(40,332)

Total Change in Net Assets	$(41,370,391)	$(3,196,213)

6. RECONCILIATION TO FORM 5500
As of December 31, 2008, there were no reconciling items for Net Assets Available for Benefits between the financial statements and the Form 5500. The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500 at December 31, 2007:

2007

Net Assets Available for Benefits per financial statements	$398,255,609
Less: Deemed loan activity	(257,075)

Net assets available for benefits per Form 5500	$397,998,534

The following is a reconciliation of the Changes in Net Assets per the financial statements to Form 5500 at December 31, 2008 and 2007:

	2008	2007

Total Change in Net Assets per financial statements	$(109,690,436)	$33,897,038
Change in deemed loan activity	257,075	9,331

Total Change in Net Assets per Form 5500	$(109,433,361)	$33,906,369

******

APPLIED INDUSTRIAL TECHNOLOGIES, INC.RETIREMENT SAVINGS PLAN
Employer ID Number: 34-0117420
Plan Number: 003
SCHEDULE H LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

	(b)			(e)
	Identity of Issuer, Borrower,	(c)	(d)	Current
(a)	Lessor or Similar Party	Description of Investment	Cost	Value
*	Applied Industrial Technologies, Inc. Stock Fund:
	Applied Industrial Technologies, Inc. Stock	Common Stock - 3,689,854 shares	$51,842,105	$69,812,038
	Evergreen Inst Money Market Fund CL I	Money Market Fund - 1,163,059 shares	1,163,059	1,163,059

	Applied Industrial Technologies, Inc. Stock Fund Total			70,975,097

	Riversource Trust Income Fund II	Common Collective Trust - 2,210,421 shares	**	64,481,102

	American Fundamental Investors Fund (Class A)	Mutual Fund - 1,125,700 shares	**	28,125,220

	American EuroPacific Growth Fund (Class A)	Mutual Fund - 829,824 shares	**	23,243,380

	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund - 395,777 shares	**	12,930,035

	PIMCO Total Return Fund (Admin)	Mutual Fund - 2,055,479 shares	**	23,976,753

	Vanguard Asset Allocation Fund (Invs)	Mutual Fund - 424,502 shares	**	7,895,746

	William Blair Small Cap Growth (I)	Mutual Fund - 523,822 shares	**	6,359,202

	AIT Large-Cap Growth Portfolio:
	Vanguard Growth Index Fund	Mutual Fund - 245,636 shares	**	5,721,935
	The Hartford Growth Fund	Mutual Fund - 512,739 shares	**	5,884,844
	Harbor Capital Appreciation Fund	Mutual Fund - 291,727 shares	**	5,917,741

	AIT Large-Cap Growth Portfolio Total			17,524,520

	American Washington Mutual Investors Fund A	Mutual Fund - 302,749 shares	**	6,481,860

*	Participant Loans	Participant loans (with interest rates ranging from 5.00% to 10.90% and maturity dates ranging from January 2009 to July 2027)	**	9,669,663

	Riversource S&P 500 Index Fund (Class E)	Mutual Fund - 1,602,514 shares	**	4,791,518

	Royce Total Return Fund (Investment)	Mutual Fund - 532,979 shares	**	4,636,921

	Wells Fargo Advance Mid-Cap Discipline (Inst)	Mutual Fund - 286,078 shares	**	3,876,354

	Western Asset Tr-Core Port Fund (Inst)	Mutual Fund - 181,343 shares	**	1,910,683

	Cambiar Opportunity Fund (Institutional Cl)	Mutual Fund - 88,737 shares	**	976,104

	Lazard Mid Cap (Institutional)	Mutual Fund - 94,802 shares	**	711,015

		Total		$288,565,173

*	Represents a party-in-interest

**	Indicates a participant-directed fund. The cost disclosure is not required.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
Employer ID Number: 34-0117420
Plan Number: 003
SCHEDULE H LINE 4(j) — SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2008

				(f)		(h)
		(c)	(d)	Expense	(g)	Current Value of
(a)	(b)	Purchase	Selling	Incurred with	Cost of	Asset on	(i)
Identity of Party Involved	Description of Asset	Price	Price	Transaction	Asset	Transaction Date	Net Gain

Category (iii) — A Series of Transactions in Excess of 5 Percent of Plan Assets

Applied Industrial Technologies, Inc.	Shares of Common Stock	$20,923,585	$—	$27,144	$20,950,729	$20,923,585	$—
		—	22,992,849	28,457	12,048,554	22,992,849	10,915,838

Evergreen Inst Money Market Fund CL I	Money Market Fund	74,648,774	—	—	74,648,774	74,648,774	—
			76,893,088	—	76,893,088	76,893,088	—
There were no category i, ii or iv transactions during the year.